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 FORM 3                                                   OMB APPROVAL
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                                                  OMB Number:          3235-0104
                                                  Expires:     SEPTEMBER 30,1998
                                                  Estimated average burden
                                                  hours per response ......  0.5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
     EXCEL LEGACY CORPORATION                 Statement                     Trading Symbol                      of Original
----------------------------------------      (Month/Day/Year)             PRICE ENTERPRICES, INC.              (Month/Day/Year)
     (Last)     (First)     (Middle)                                        (NASDAQ NATIONAL MARKET: COMMON STOCK
                                                                           SYMBOL-PREN; PREFERRED STOCK SYMBOL-PRENP)
     16955 VIA DEL CAMPO, SUITE 100             JUNE 2,1999(1)           ----------------------------------
----------------------------------------   ----------------------------  5. Relationship of Reporting        -----------------------
             (Street)                      3. IRS or Social Security          Person to Issuer               7. Individual or Joint/
                                              Number of Reporting           (Check all applicable)              Group Filing (Check
      SAN DIEGO, CA 92127                     Person (Voluntary)               Director    X(1)  10% Owner      applicable line)
--------------------------------------          33-0781747               -----            -----                X    Form filed by
      (City)      (State)      (Zip)       ----------------------------        Officer           Other       -----  One Reporting
                                                                         ----- (give      -----  (specify           Person
                                                                               title below)      below)             Form filed by
                                                                                                             -----  More than One
                                                                         ----------------------------------         Reporting Person
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                                      TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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COMMON STOCK, PAR VALUE $.0001 PER SHARE          (1)                           (1)                           (1)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one Reporting Person, see Instruction 5(b)(v).                                             (8/96)
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

FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security
                                 -------------------------------------------------                  Direct
                                 Date      Expira-                       Amount or                  (D) or
                                 Exercis-  tion             Title        Number                     Indirect (I)
                                 able      Date                          of Shares                  (Instr. 5)

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Explanation of Responses:


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. /s/ S. ERIC OTTESEN         JUNE  10, 1999
                                                                                          -----------------------     --------------
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)                                              **Signature of Reporting Person   Date
                                                                                          S. ERIC OTTESEN
Note:  File three copies of this Form, one of which must be manually signed.              SR. VICE PRESIDENT AND GENERAL COUNSEL
     If space provided is insufficient, see Instruction 6 for procedure.                  EXCEL LEGACY CORPORATION

Potential persons who are to respond to the collection of information  contained in this form are not  required to respond  unless the form  displays a currently valid OMB Number.
                                                                                                                              Page 2
                                                                                                                     SEC 1473 (7/96)

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FORM 3 CONTINUATION SHEET

                             EXPLANATION OF RESPONSE

(1)     This Initial Statement of Beneficial Ownership on Form 3 is filed by
        Excel Legacy Corporation, a Delaware corporation ("Legacy"). On June 2,
        1999, Legacy entered into an agreement with Price Enterprises, Inc.
        ("PREN") pursuant to which Legacy has agreed, subject to certain conditions including regulatory clearances, to make an exchange offer at $8.50 per share for any and all shares of PREN Common Stock (the
        "Company Agreement"). The exchange offer will consist of per share consideration for PREN Common Stock of $4.25 in cash, at least $2.75 in principal amount of newly issued 9% Convertible Subordinated Debentures due 2004 of Legacy (convertible at any time into Legacy's Common Stock at $5.50 per share) ("Debentures"), and $1.50 in whatever combination
        Legacy elects of cash, Debentures or newly issued 10% Senior Notes due
        2004 of Legacy. Legacy has the right prior to commencing the exchange offer to elect to offer $8.50 per share in cash for any and all shares of PREN Common Stock.

        The Company Agreement was entered into pursuant to an agreement dated
        May 12, 1999 (the "Stockholders Agreement" and, together with the
        Company Agreement, the "Agreements") among Legacy, Sol Price, as trustee of certain trusts, and certain other PREN stockholders (collectively, the "Selling Stockholders"). Pursuant to the Stockholders Agreement, on
        May 21, 1999, the Selling Stockholders deposited 4,464,382 shares of
        PREN Common Stock into escrow and Legacy deposited $1,000,000 in cash into escrow. Following the execution of the Company Agreement, Legacy deposited additional cash into escrow such that the total amount of cash held in escrow equals $7,500,000. On June 4, 1999, the Selling
        Stockholders deposited additional shares of PREN Common Stock into escrow such that the aggregate number of shares held in escrow equals
        8,014,970 shares of PREN Common Stock (representing approximately 51.1% of the PREN voting power). The PREN Common Stock held in escrow will be tendered in the exchange offer, and the cash held in escrow will be released to fund part of the cash consideration in the exchange offer.

        If the transaction is consummated as planned, Legacy will have sole power to vote and sole power to direct the disposition of all PREN
        Common Stock held in escrow. However, Legacy does not currently possess voting or dispositive power with respect to any PREN Common Stock.

        The foregoing description of the Agreements is qualified in its entirety by reference to the Company Agreement, a copy of which is filed as an exhibit to Legacy's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 4, 1999 (File No. 0-23503) and is incorporated by reference herein, and the Stockholders Agreement, a copy of which is filed as an exhibit to Legacy's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 14, 1999 (File
        No. 0-23503) and is incorporated by reference herein.